Exhibit 4.4
SECOND SUPPLEMENT TO PREFERRED SHARES RIGHTS AGREEMENT
     This SECOND SUPPLEMENT TO PREFERRED SHARES RIGHTS AGREEMENT (this “SUPPLEMENT”) is dated as of November 1, 2006, by and between LANCE, INC., a North Carolina corporation (the “COMPANY”) and AMERICAN STOCK TRANSFER & TRUST COMPANY (“AST”).
Recitals
     Wachovia Bank, N.A. (“WACHOVIA”) and the Company entered into a Preferred Shares Rights Agreement (the “AGREEMENT”), dated as of July 14, 1998, as supplemented by First Supplement to Preferred Shares Rights Agreement dated as of July 1, 1999 between the Company and First Union National Bank (by merger, now Wachovia) whereby Wachovia agreed to act as Rights Agent for the Company under the Agreement. Pursuant to Section 21 of the Agreement, the Company gave notice on October 18, 2006 of the removal of Wachovia as Rights Agent effective November 1, 2006. This Supplement is to confirm the appointment of AST as successor Rights Agent under the Agreement and to amend certain Sections of the Rights Agreement.
     NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:
     SECTION 1. Certain Definitions. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.
     SECTION 2. Appointment of Rights Agent. The Company hereby appoints AST as successor Rights Agent to act as agent for the Company in accordance with the terms of the Agreement, and AST hereby accepts such appointment, pursuant to Section 21 of the Agreement.
     SECTION 3. Modification of Legend for Common Stock Certificate. The legend required pursuant to Section 3(c) of the Agreement is hereby modified and restated in its entirety as follows:
     This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Preferred Shares Rights Agreement between Lance, Inc. and American Stock Transfer & Trust Company as the successor Rights Agent, dated as of July 14, 1998, as supplemented, (the “RIGHTS AGREEMENT”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Lance, Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Lance, Inc.

will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void.
     SECTION 4. Amendment to Section 21: Change of Rights Agent. Section 21 of the Rights Agreement is hereby amended to provide that any successor Rights Agent shall, at the time of appointment as Rights Agent, have a combined capital and surplus of at least $25 million, rather than $50 million.
     SECTION 5. Change of Notice Address. AST’s address for notice or demand pursuant to Section 26 of the Agreement is as follows:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Attn: Corporate Trust Department
     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplement to Preferred Shares Rights Agreement to be duly executed as of the day and year first above written.

LANCE, INC.
By	/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President

AMERICAN STOCK TRANSFER & TRUST COMPANY
By	/s/ Herbert J. Lemmer
	Name:	Herbert J. Lemmer
	Title:	Vice President